Exhibit 99.14

Disclosure of Transactions in Own Shares

Paris, August 8, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 1 to August 5, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
01/08/22	557,685	49.5885	27,654,744.30	XPAR
01/08/22	237,246	49.5841	11,763,634.03	CEUX
01/08/22	42,483	49.6898	2,110,970.47	TQEX
01/08/22	66,241	49.6610	3,289,594.24	AQEU
02/08/22	585,858	48.6730	28,515,474.86	XPAR
02/08/22	266,150	48.6492	12,947,980.19	CEUX
02/08/22	46,726	48.6783	2,274,544.09	TQEX
02/08/22	68,397	48.6894	3,330,207.30	AQEU
03/08/22	638,247	48.7528	31,116,331.41	XPAR
03/08/22	265,541	48.8589	12,974,035.09	CEUX
03/08/22	46,272	48.8927	2,262,361.22	TQEX
03/08/22	74,643	48.8620	3,647,208.47	AQEU
04/08/22	688,742	48.8172	33,622,485.93	XPAR
04/08/22	257,892	48.8878	12,607,779.66	CEUX
04/08/22	44,597	48.8907	2,180,380.57	TQEX
04/08/22	69,415	48.9003	3,394,416.19	AQEU
05/08/22	699,722	48.1893	33,719,130.17	XPAR
05/08/22	220,932	48.2999	10,670,999.69	CEUX
05/08/22	31,921	48.3719	1,544,079.23	TQEX
05/08/22	62,809	48.3659	3,037,811.11	AQEU
Total	4,971,519	48.8109	242,664,168.19

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com